UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 10, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 9, 2014 announcing that Turkcell decided not to participate in the National Lottery Tender (“Milli Piyango”).

Istanbul, June 9, 2014

Turkcell Decided Not to Participate in the National Lottery Tender (“Milli Piyango”)

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

As previously announced, Turkcell’s 55% owned subsidiary Inteltek1 and 100% owned subsidiary Talih Kuşu2, as a joint venture group, had made a prequalification application for the “License Tender for the Privatization of Games of Chance (“National Lottery Tender”)”

As a result of the evaluations, our Board of Directors decided not to give a bidding offer for the National Lottery Tender.

1 İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş.
2 Talih Kuşu Altyapı Hizmetleri A.Ş.

Investor Relations

E-mail: investor.relations@turkcell.com.tr
Twitter: http://twitter.com/TurkcellNews
Website: www.turkcell.com.tr
Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 10, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 10, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director